Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 5, 2022

VIA EDGAR SUBMISSION – FORM DEL AM

U.S. Securities and Exchange Commission (the "Commission")
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Trust for Advised Portfolios (the "Trust")
Securities Act Registration No: 333-267333
Investment Company Act Registration No: 811-21422
Soundwatch Hedged Equity Fund (the "Hedged Equity Fund") and Soundwatch Hedged Equity ETF (the “Hedged Equity ETF”), each a series of the Trust

To the Commission:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Trust, we hereby file a delaying amendment with respect to the Trust's Registration Statement on Form N-14 (the "Registration Statement") relating to the upcoming conversion of an existing series, the Hedged Equity Fund, to a newly created ETF, the Hedged Equity ETF. The Registration Statement was filed with the Commission on September 8, 2022 (Accession No. 0000894189-22-006827) and was scheduled to become effective on October 8, 2022 pursuant to Rule 488 under the Securities Act.

The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Trust, in the City of Glendora and the State of California on the 5th day of October 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please feel free to contact Scott Resnick at 626-914-7372 or Rachel Spearo at 414-516-1692.

Sincerely,

/s/ Russell Simon
Russell Simon
President
Trust for Advised Portfolios